MOODY NATIONAL REIT I, INC.
6363 Woodway Drive, Suite 110
Houston, Texas 77057

March 9, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3010
Washington, D.C. 20549
Attention:  Ms. Sonia Barros

Re:  Moody National REIT I, Inc.
Request to Withdraw Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 7 to Registration Statement on Form S-11 (File No. 333-150612)

Dear Ms. Barros:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Moody National REIT I, Inc. (the “Company”) hereby requests the withdrawal, effective immediately, of Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 7 to Registration Statement on Form S-11 (the “Amendment”) filed by the Company on February 27, 2012 with the U.S. Securities and Exchange Commission (“SEC”).

The Amendment was inadvertently filed under the submission type “S-11/A.” The Company respectfully requests the withdrawal so that it may re-file the Amendment under the correct submission type, “POS AM,” which will be filed today. The Amendment has not been declared effective by the SEC and the Company has not made any sales of securities pursuant to the Amendment.

The Company respectfully requests that you provide a facsimile copy of the written order consenting to the withdrawal of the Amendment to the Company’s outside legal counsel, Alston & Bird LLP, 2828 North Harwood Street, Suite 1800, Dallas, Texas 75201, Attn: Gustav F. Bahn, at facsimile number (214) 922-3835.

Should you have any further questions or require additional information, please do not hesitate to contact Gustav F. Bahn at 214-922-3405.

Sincerely,

Moody National REIT I, Inc.

By:	/s/ Brett C. Moody
Brett C. Moody
Chief Executive Officer and President